February 28, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20594

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Endurance International Group Holdings, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on February 28, 2014.

Respectfully submitted,

Endurance International Group Holdings, Inc.

/s/ David. C. Bryson
David C. Bryson
Chief Legal Officer

10 Corporate Drive, Suite 300, Burlington, MA 01803 t: 781-852-3200 f: 781-272-2915 www.enduranceinternational.com